UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. Two)*

                           Amerihost Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   03070-D-209
                                 (CUSIP Number)

                                Michael P. Holtz
                         c/o Amerihost Properties, Inc.
                           2400 East Devon, Suite 280
                           Des Plaines, Illinois 60018
                                 (847) 298-4500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 2, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                  SCHEDULE 13D
 CUSIP No.
 03070-D-209


 1       NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Michael P. Holz; ###-##-####


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) //
                                                            (b) //

 3       SEC USE ONLY


 4       SOURCE OF FUNDS*

         OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         //
         PURSUANT TO ITEMS 2(d) or 2(e)



 6       CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY
      OWNED              827,091
    BY EACH
   REPORTING          8  SHARED VOTING POWER
    PERSON
     WITH                 -0-

                      9  SOLE DISPOSITIVE POWER

                            827,091

                      10 SHARED DISPOSITIVE POWER

                               -0-

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         827,091

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
        EXCLUDES CERTAIN SHARES*


 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.6%

 14     TYPE OF REPORTING PERSON*

        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.   Security and Issuer.

          Common Stock, par value $0.005 per share

          Amerihost Properties, Inc. ("Amerihost")
          2400 East Devon Avenue, Suite 280
          Des Plaines, Illinois 60018

Item 2.   Identity and Background.

          (a)  Name:  Michael P. Holtz

          (b)  Business Address:

               2400 East Devon Avenue
               Suite 280
               Des Plaines, Illinois 60018

          (c) Mr. Holtz's principal occupation is being the chief executive officer, president and a director of Amerihost and Amerihost's subsidiary corporations.

          (d) During the past five years, Mr. Holtz has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years Mr. Holtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Holtz was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f)  Mr. Holtz is a Citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Considerations.

          Mr. Holtz received a portion of the shares of Common Stock and all of the options not previously reported as compensation for services rendered to Amerihost. The remaining shares which were not previously reported were purchased by Mr. Holtz with either (i) his personal funds; (ii) his personal property; or (iii) through funds provided by Amerihost.

Item 4.   Purpose of Transaction.

          Those shares of Common Stock acquired by Mr. Holtz in a purchase or exchange of property were made for investment purposes. The remaining shares and the options were received by Mr. Holtz as compensation for services rendered to Amerihost.

          Mr. Holtz presently does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

          Mr. Holtz reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.


Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Holtz beneficially owns 827,091 shares of Common Stock of Amerihost. Of these shares, Mr. Holtz owns (1) options to purchase 530,000 shares directly; (2) 292,298 shares directly; and (3) 4,739 shares on behalf of his minor children.

          (b) Mr. Holtz has sole voting power and sole dispositive powers with respect to all 827,091 shares of Common Stock he beneficially owns.

          (c) Mr. Holtz has had no transactions in the class of securities reported on that were effected during the past sixty days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Mr. Holtz is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Amerihost.

Item 7.   Material to be filed as Exhibits.

          None.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 2, 1996

                                   /s/ Michael P. Holtz
                                   Michael P. Holtz